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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    September, 2003

Commission File Number    0-13942

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: September 3, 2003
	By:	/s/ J. BRIAN COLBURN J. Brian Colburn Executive Vice-President, Special Projects and Secretary

EXHIBITS

Exhibit 99.1	Letter to shareholders of the Registrant dated September 2, 2003, mailed to shareholders of the Registrant on such date.
Exhibit 99.2
Canadian tax information form for shareholders of the Registrant mailed to shareholders of the Registrant on September 2, 2003, describing certain Canadian tax consequences of the Registrant's spin-off of MI Developments Inc. and providing certain information required for the completion of tax filings.
Exhibit 99.3
U.S. tax information form for shareholders of the Registrant mailed to shareholders of the Registrant on September 2, 2003, describing certain U.S. tax consequences of the Registrant's spin-off of MI Developments Inc. and providing certain information required for the completion of tax filings.
Exhibit 99.4
Supplementary Financial Information of MI Developments Inc. mailed to shareholders of the Registrant on September 2, 2003, consisting of: (a) Management's Discussion and Analysis of Second Quarter Results of Operations and Financial Condition; (b) Unaudited Pro Forma Consolidated Financial Statements of the registrant as at June 30, 2003 and for the six-month and three-month periods ended June 30, 2003 and 2002; and (c) Unaudited Combined Financial Statements of the Registrant as at June 30, 2003 and for the six-month and three-month periods ended June 30, 2003 and 2002.
Exhibit 99.6
Final prospectus of MI Developments Inc. dated August 18, 2003 mailed to Shareholders of the Registrant on September 2, 2003, filed by reference to Exhibit 12.1 to Form 20-F/A of MI Developments Inc. filed on August 19, 2003.

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SIGNATURES
EXHIBITS